EXHIBIT V

to Form 18-K

of European Investment Bank

as of December 31, 2002

DISCLOSURE OF CERTAIN DECISIONS BY THE EIB BOARD OF GOVERNORS

AND MATTERS UNDER CONSIDERATION BY THE MEMBERS OF THE

EUROPEAN UNION

A. On April 16, 2003 the Treaty of Accession to the European Union was signed by the fifteen existing Member States of the European Union and Poland, the Czech Republic, Hungary, Slovakia, Slovenia, Lithuania, Cyprus, Latvia, Estonia and Malta (the “Acceding States”).

It is anticipated that, subject to ratification of the Treaty of Accession by the Member States and each of the Acceding States, the latter will become members of the European Union as of May 1, 2004.

The statute of the EIB will be amended upon accession of the Acceding States, as summarized below:

•        The capital of EIB will be increased in proportion to the gross domestic products of the Acceding States relative to the Member Sates. At the same time, Spain will also increase its participation in the capital of EIB.

•        With respect to the governance of EIB, the membership of the board of directors and of the management committee will increase to 26 and 9 members respectively. A group of non-voting experts will be co-opted to the board of directors. Certain procedures of the board of directors will be altered.

B. The Board of Governors of EIB has decided in the Annual Meeting held on June 3, 2003 to appropriate the balance of the profit and loss account for the year ended December 31, 2002, which, after transfer of EUR 25,000,000 to the fund for general banking risks, amounted to EUR 1,293,866,980, as follows (i) an amount of EUR 130, 321,808 for deduction from the funds allocated to venture capital operations following transfer of the net result on these operations as at December 31, 2002, and (ii) the balance, i.e. EUR 1,424,188,788 for appropriation to the reserve fund.